FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of January, 2005

INNEXUS BIOTECHNOLOGY, INC.

 (SEC File No. 0-50656)

Suite 1400 – 400 Burrard Street

Vancouver, B.C. V6C 3G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

January 12, 2005

NEWS RELEASE

InNexus and Epitomics enter into a Co-Development Agreement for Therapeutic TransMab Antibodies

InNexus Biotechnology, Inc. (TSX.V: IXS) is pleased to announce it has entered into a co-development arrangement for its TransMab Antibody Technology with Epitomics Inc. of Burlingame California.

Under the terms of the agreement; Epitomics will supply humanized antibodies for certain intracellular targets that have been identified by the parties.  InNexus will then modify these antibodies for intracellular delivery using its TransMab Technology.  The companies plan to then jointly move the lead therapeutic candidate(s) through clinical trials phase II, before licensing to a commercialization partner.  The co-development agreement calls for InNexus and Epitomics to jointly develop therapeutic, diagnostic and life science products. The details of the financial terms are not disclosed.

Garth Likes Vice President of Business Development stated “we look forward in working with Epitomics as they bring to the project high affinity humanized antibodies which, when modified with our TransMab technology, should create never before seen intracellular antibody therapeutics as well as unique and novel diagnostic/life science reagents.  In our view, this agreement represents a validation across broad applications for our Company and its technology.  This agreement continues our strategy of developing our TransMAb technology to the next level.”

“We are excited to build a partnership with InNexus and to work on the co-development of potential therapeutic candidates using the multiple Epitomics and InNexus technologies,” said Dr. Guo-Liang Yu, CEO and President of Epitomics, Inc.  “The co-development presents the great potential for a breakthrough in intracellular antibody therapeutic area.  We look forward to utilizing our unique technology to contribute to this partnership and in achieving the anticipated results.”

About InNexus

InNexus is developing the next generation of therapeutic, monoclonal antibodies using its SuperAntibody Technology Platform (SAT). InNexus intends to apply this technology to improve the potency of existing antibody products while opening new markets and disease applications with other forms of SuperAntibodies. InNexus is developing the technology through partnerships with biotechnology and pharmaceutical companies while pursuing development of its own products for unmet medical needs. To learn more about InNexus please visit the Company's website: www.innexusbiotech.com

About Epitomics

Epitomics, Inc. is a privately held biotechnology company that develops and commercializes its proprietary rabbit monoclonal antibody technology for use in the research community, diagnostic and therapeutic markets through licensing, services and product sales. Epitomics also has a novel humanization technology.  The Company has worked with Sugen, Genentech, Upstate USA, Exelixix and Ventanna to name a few. The Company has headquarters in Burlingame, California, and a wholly owned subsidiary in Hangzhou, the People's Republic of China.  www.epitomics.com

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not historical facts and are subject to risks and uncertainties which could cause actual results and the timing of certain events to differ materially from those set forth in or implied herein including, without limitation, risks associated with clinical development, regulatory approvals, product commercialization, intellectual property claims litigation and other risks associated with the Company’s proposed activities.

On behalf of the Board of Directors of InNexus Biotechnology, Inc.

“ALTON C. MORGAN”

Dr. A. Charles Morgan
President

Investor Relations:
Toll-free: 1-866-990-8382 or 1-888-271-0788

investor@innexusbiotech.com

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein

January 26, 2005

NEWS RELEASE

InNexus lists on NASD OTC BB in the United States under symbol “IXSBF”

InNexus Biotechnology, Inc. (the “Company”) is pleased to announce that its shares have been listed on the NASD OTC Bulletin Board under the symbol “IXSBF”.  The Company’s market-maker is Brean Murray & Co., Inc. of New York, NY.

InNexus is a reporting issuer with the United States Securities and Exchange Commission under Section 12(g) of the Securities Exchange Act of 1934.   The Company’s Registration Statement and filings can be viewed at www.sec.gov.

InNexus will continue to trade on the TSX Venture Exchange under the symbol “IXS”.

About InNexus

InNexus is developing the next generation of therapeutic, monoclonal antibodies using its SuperAntibody Technology Platform.  InNexus intends to apply this technology to improve the potency of existing antibody products while opening new markets and disease applications with other forms of SuperAntibodies.  InNexus will develop the technology through partnerships with biotechnology and pharmaceutical companies while pursuing development of its own products for unmet medical needs. To learn more about InNexus please visit the Company's website: www.innexusbiotech.com

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not historical facts and are subject to risks and uncertainties which could cause actual results and the timing of certain events to differ materially from those set forth in or implied herein including, without limitation, risks associated with clinical development, regulatory approvals, product commercialization, intellectual property claims litigation and other risks associated with the Company’s proposed activities.

On behalf of the Board of Directors of InNexus Biotechnology Inc.

“ALTON C. MORGAN”

Dr. A. Charles Morgan

President

Contacts

Investor Relations:
Toll-free: 1-866-990-8382 or 1-888-271-0788

investor@innexusbiotech.com

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

.

January 28, 2005

NEWS RELEASE

InNexus Biotechnology to Present at the Brean Murray & Co. Annual Institutional Investor Conference

Vancouver, B.C. – InNexus today announced that Dr. Charles Morgan, President & CEO will be presenting at Brean Murray & Co., Inc.’s annual Institutional Investor Conference on February 2nd, 2005 at 8:30 A.M. EST. The conference will be held at The New York Palace Hotel in New York.

A link to the live web cast and recording of the InNexus presentation will be available at www.innexusbiotech.com.  The recording of InNexus's presentation will be available beginning February 2nd, 2005, until approximately March 1, 2005.

About InNexus

InNexus is developing the next generation of therapeutic, monoclonal antibodies using its SuperAntibody Technology Platform.  InNexus intends to apply this technology to improve the potency of existing antibody products while opening new markets and disease applications with other forms of SuperAntibodies.  InNexus will develop the technology through partnerships with biotechnology and pharmaceutical companies while pursuing development of its own products for unmet medical needs. To learn more about InNexus please visit the Company's website: www.innexusbiotech.com

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not historical facts and are subject to risks and uncertainties which could cause actual results and the timing of certain events to differ materially from those set forth in or implied herein including, without limitation, risks associated with clinical development, regulatory approvals, product commercialization, intellectual property claims litigation and other risks associated with the Company’s proposed activities.

On behalf of the Board of Directors of InNexus Biotechnology Inc.

“ALTON C. MORGAN”

Dr. A. Charles Morgan

President

Contacts

Investor Relations:
Toll-free: 1-866-990-8382 or 1-888-271-0788

investor@innexusbiotech.com

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INNEXUS BIOTECHNOLOGY, INC.

Date   February 7, 2005

By:     /s/ Stuart Rogers

Stuart Rogers

Director